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TSX: SLX

SILVERMEX BEGINS SURFACE DRILL PROGRAM AT LA GUITARRA

Vancouver, BC, Canada – September 26, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces the commencement of a surface diamond drill program on the La Guitarra property, located in the Temascaltepec Mining District in the State of Mexico. The program is planned for a minimum of 7,500 m of HQ diameter core drilling.

Initially, drilling will focus on the Coloso Area approximately 3 - 5 km to the northwest of the operating La Guitarra Mine. The objective of the drill program is to further test the known Jessica and Nazareno structures in addition to other structures in the area, including Joya Larga, Comales and Coloso. Geological mapping, rock chip sampling and soil sampling were completed prior to the drill program, with analysis using Mobile Metail Ion (“MMI”), a proprietary selective leach assay method developed by Wamtech Pty of Australia and under license to SGS Laboratories in Toronto, Canada. The MMI results identified previous unknown potential strike extensions to the known mineralized structures and identified new structures to be drill tested.

Three holes have been completed on Jessica, which is known to host at least two silver and gold bearing quartz veins over a minimum strike length of 250 m. Each hole has encountered two quartz veins varying from 0.8 – 1.2 m in width within mafic to intermediate volcanic tuffs and breccias. These veins are interpreted as being similar to the main Jessica Vein and the Footwall Vein. The current drill program is following up on previous drilling by Genco Resources Ltd. (“Genco”) reported in a news release dated March 26, 2008 entitled “Genco Discovers Significant Mineralization through Reconnaissance Drilling”, which had returned several significant intercepts including:

  1.0 m of 2.50 g/t Au and 1030 g/t Ag from 84 – 85 m in hole GDH-180; and
  0.80 m of 1.22 g/t Au and 1070 g/t Ag from 55.80 – 56.60 m in hole GDH-182.

Check assaying by Genco confirmed grades and widths. Core logging and assaying by La Guitarra geological personnel is in progress.

A second important target area, Nazareno, has been drilled by previous operators and has been investigated by a series of adits at different elevations. The most important working is a 55 m deep shaft/open stope on a zone of high-grade silver mineralization. Significant gold and silver values are reported by previous operators. The proposed drill program will aim to verify the previous intercepts and test down dip and along-strike potential.

Nazareno remains open along strike to the northwest for at least 1 km. This section has never been drill tested, however MMI analysis of soils identified a potential strike extension with a stronger geochemical response than in the area of known mineralization. Both the main Nazareno Area and its potential strike extension will be drill tested.

A third target to be drill tested is known as the Joya Larga Vein. It has been traced on surface over a strike length of at least 900 m. It was delineated by identifying small outcroppings, old excavations and, occasionally, quartz float. It consists of milky quartz locally banded with an average width of 1.2 m. Nearby there is breccia present with strongly argillized and silicified fragments of tuffaceous volcanic rocks. Pyrite and marcasite is present in places. There is a strong multi-element soil anomaly directly associated with most of this structure. Of note is that previous drilling has never tested the portion of Joya Larga which exhibits the significant geochemical response. A fourth target area occurs within a large incised valley between Nazareno and the Los Angeles Area of the La Guitarra Mine where a very large MMI soil anomaly has been identified. This is a very strong multi-element response with high soil values in gold, silver, arsenic, antimony, mercury and thallium. Geological mapping is in progress and significant amounts of arsenopyrite, marcasite and pyrargyrite have been identified in surface exposures. This mineralogy is similar to that of the adjacent La Guitarra Mine. Drilling will be undertaken once all results are available and interpreted.

A number of other vein structures with multi-element soil responses to be drill tested occur in the Coloso Area. These include Comales, Veta Coloso, Nazareno 1, Nazareno 2 and Veta Soledad. One drill is currently on site and a second drill is to be mobilized by the contractor in mid-October. Drilling is expected to continue into next year.

Pursuant to National Instrument 43-101, Robert Fraser, P.Geo., Vice-President Exploration of Silvermex Resources Ltd. is the Qualified Person (QP) responsible for the disclosure in this news release. Full disclosure of QA/QC controls conducted by Genco with regards to the results described above can be found in the Genco news release dated March 26, 2008.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from advanced stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.